UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August, 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 14, 2008: Jacada Reports Second Quarter and First Half 2008 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	August 14, 2008

Exhibit 99

Jacada Reports Second Quarter and First Half 2008 Results

Revenue grows 135% for first six months, company boosts revenue guidance for full year 2008

Growth fueled by accelerated product acceptance and new contracts from existing customers

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the second quarter ended June 30, 2008.

For the second quarter of 2008, total reported revenues rose 198% to $6.0 million compared to $2.0 million in the second quarter of 2007. Total reported revenues for the first six months of 2008 rose 135% to $11.9 million compared to $5.1 million for the first six months of 2007.

Non-GAAP gross profit for the second quarter was $3.2 million, or 53% gross margin, compared to $1.1 million in gross profit, or 52% gross margin in the second quarter last year. For the first six months of 2008, non-GAAP gross profit was $7.0 million, or 59% gross margin compared to $3.0 million or 60% gross margin for the first six months of 2007.

The second quarter non-GAAP net loss from continuing operations improved 64 percent to ($1.1 million), or ($0.06) per share, when compared to ($3.2 million), or ($0.16) per share in the second quarter of 2007. Non-GAAP net loss for the first six months of 2008 improved 71 percent to ($1.6 million) compared to a net loss of ($5.4 million) for the first six months of 2007.

Total GAAP gross profit was $3.2 million, or 52% gross margin, compared to $982,000 and 49%, respectively, in last year’s second quarter. For the first six months of 2008, GAAP gross profit was $6.9 million, or 58% gross margin compared to $2.9 million or 57% gross margin for the first six months of 2007.

Overall GAAP net loss for the second quarter of 2008 was ($1.6 million), or ($0.08) per share, which includes ($1.2 million) of net loss from continuing operations and a ($399,000) net loss from discontinued operations. This is compared to a GAAP net loss of ($681,000) or ($0.03) per share for the second quarter of fiscal year 2007, which includes ($2.5 million) of net loss from continuing operations and $1.8 million of net income from discontinued operations. GAAP net income for the first six months of 2008 was $18.5 million, or $0.89 per share, which includes ($1.7 million) of net loss from continuing operations and $20.2 million of capital gain net of taxes from discontinued operations. This is compared to a GAAP net loss of ($213,000) or ($0.01) per share for the first six months of fiscal year 2007, which includes ($4 million) of net loss from continuing operations and $3.8 million of net income from discontinued operations.

“In what continues to be a very tough economic climate, we are very excited to report another strong quarter in 2008 and significant progress towards our stated financial objectives,” commented Paul O’Callaghan, chief executive officer for Jacada. “We have recorded 32% more software revenue in the first six months of 2008 than we did in all of 2007, with software revenue now representing 41% of total revenue for the first six months of the year, compared to 37% last year. We remain encouraged that major customers are experiencing clear and early benefits from the deployment of Jacada solutions, leading to further investment. In the second quarter we recognized significant revenue from achieving critical milestones in many customer projects and received additional orders from existing customers. Media reports continue to emphasize a direct correlation between customer service quality and financial performance, as more and more companies are feeling the effects of the competitive market and commoditized offerings. We continue to see significant interest in the Jacada customer service solutions driven by the dramatic impact we can make on the quality of service our customers deliver.”

During the second quarter, Jacada repurchased approximately 390,000 of its ordinary shares at a cost of $1.4 million under its current stock repurchase program under which it is authorized to use of up to $10 million of its available cash to repurchase outstanding ordinary shares. The company plans to continue with the acquisition of its own shares through a self-tender offer, per the details in a press release issued this morning.

At the end of the second quarter of 2008, cash and investments were $53.7 million, compared to $33.8 million reported on December 31, 2007. The increase in the company’s cash position is a result of the sale of the company’s legacy business to Software AG, which closed on January 1, 2008. An additional $2.6 million is being held in escrow as part of the transaction.

During the second quarter, the company signed its second material contract in less than nine months with O2 UK, a leading provider of mobile services to consumers and businesses in the United Kingdom. The first Jacada project, which was announced via a press release on November 17, 2007, is ongoing within the company's prepaid division. This new agreement is for a project with the retentions group in the post-pay consumer area of the O2 UK business.

“We see tremendous upside revenue potential within the large corporations we serve,” said O’Callaghan. “Our customers frequently engage us, initially, to help improve the efficiency and effectiveness in one of their customer service centers, typically for one function or department within their enterprise. When they successfully deploy and begin to realize the financial and service benefits that result from a unified and automated customer service desktop, they quickly turn to other customer service functions within their business to see how they can apply our solutions. The recently announced agreements with O2 UK and Nationwide Insurance in the U.S. are indicative of this growth potential within our install base.”

“Due to our backlog, visibility into our sales pipeline, and the growing opportunity to expand our relationships with existing customers, we are raising our revenue guidance for 2008 to $21 to $23 million, which represents an increase of 57% to 72% year-over-year,” concluded O’Callaghan. “As demonstrated in this quarter’s results, we are well on our way to achieving our stated objectives of reducing our annual non-GAAP net loss by as much as 40% to 50% in 2008 compared to 2007. We also still anticipate reaching non-GAAP profitability during 2009.”

Conference Call Details

Any investor or interested individual can participate in the teleconference, which will begin at 10:30 a.m. Eastern Time on August 14, 2008. To participate in the teleconference, please call toll-free 888.680.0865, or 617.213.4853 for international callers, and provide passcode 54369018 approximately 10 minutes prior to the start time. A (live audio) webcast will also be available over the Internet at www.jacada.com (under “About Us” then “Investors”) or www.earnings.com. A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on August 14, 2008. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide passcode 27778676.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude discontinued operations, taxes, non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	Unaudited
Revenues:
Software licenses	$4,882	$1,878	$2,035	$446
Services	5,955	2,400	3,397	1,162
Maintenance	1,090	790	592	412

Total revenues	11,927	5,068	6,024	2,020

Cost of revenues:
Software licenses	234	112	152	51
Services	4,352	1,710	2,493	808
Maintenance	426	347	219	179

Total cost of revenues	5,012	2,169	2,864	1,038

Gross profit	6,915	2,899	3,160	982

Operating expenses:
Research and development	2,433	2,141	1,279	1,004
Sales and marketing	4,788	4,929	2,382	2,566
General and administrative	2,586	2,377	1,288	1,135

Total operating expenses	9,807	9,447	4,949	4,705

Operating loss	(2,892)	(6,548)	(1,789)	(3,723)
Financial income, net	826	828	378	392

Pretax loss from continuing operations	(2,066)	(5,720)	(1,411)	(3,331)
Tax benefit	347	1,716	213	823

Net loss from continuing operations	(1,719)	(4,004)	(1,198)	(2,508)
Net income (loss) from discontinued operations, net of taxes	20,173	3,791	(399)	1,827

Net Income (loss)	$18,454	$(213)	$(1,597)	$(681)

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.08)	$(0.20)	$(0.06)	$(0.12)
From discontinued operations	$0.97	$0.19	$(0.02)	$0.09
Basic and diluted net earnings (loss) per share	$0.89	$(0.01)	$(0.08)	$(0.03)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	20,627,323	20,212,254	20,635,013	20,278,789

NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	Unaudited
Revenues:

Software licenses	$4,882	$1,878	$2,035	$446
Services	5,955	2,400	3,397	1,162
Maintenance	1,090	790	592	412

Total revenues	11,927	5,068	6,024	2,020

Cost of revenues:
Software licenses	160	30	115	9
Services	4,304	1,666	2,469	783
Maintenance	424	345	218	178

Total cost of revenues	4,888	2,041	2,802	970

Gross profit	7,039	3,027	3,222	1,050

Operating expenses:
Research and development	2,388	2,108	1,256	986
Sales and marketing	4,659	4,835	2,319	2,514
General and administrative	2,319	2,176	1,159	1,039

Total operating expenses	9,366	9,119	4,734	4,539

Operating loss	(2,327)	(6,092)	(1,512)	(3,489)
Financial income, net	826	828	378	392

Pretax loss from continuing operations	(1,501)	(5,264)	(1,134)	(3,097)
Tax expense	(69)	(95)	(13)	(54)

Net loss from continuing operations	$(1,570)	$(5,359)	$(1,147)	$(3,151)

Basic and diluted net loss per share	$(0.08)	$(0.27)	$(0.06)	$(0.16)

Weighted average number of shares used in computing basic and diluted net loss per share	20,627,323	20,212,254	20,635,013	20,278,789

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30, 2008 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations net of taxes	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$4,882					$4,882
Services	5,955					5,955
Maintenance	1,090					1,090

Total revenues	11,927					11,927

Cost of revenues:
Software licenses	234	(74)				160
Services	4,352		(48)			4,304
Maintenance	426		(2)			424

Total cost of revenues	5,012	(74)	(50)			4,888

Gross profit	6,915	74	50			7,039

Operating expenses:
Research and development	2,433		(45)			2,388
Sales and marketing	4,788		(129)			4,659
General and administrative	2,586		(267)			2,319

Total operating expenses	9,807		(441)			9,366

Operating loss	(2,892)	74	491			(2,327)
Financial income, net	826					826

Pretax loss	(2,066)	74	491			(1,501)
Tax (expense) benefit	347				(416)	(69)
Loss from continuing operations	(1,719)	74	491		(416)	(1,570)
Income from discontinued operations, net of taxes	20,173			(20,173)		-

Net income (loss)	$18,454	$74	$491	$(20,173)	$(416)	$(1,570)

Basic and diluted net income (loss) per share
Continuing operations	$(0.08)					$(0.08)
Discontinued operations	$0.97					$-
Total	$0.89					$(0.08)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	20,627,323					20,627,323

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30, 2008 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations net of taxes	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$2,035					$2,035
Services	3,397					3,397
Maintenance	592					592

Total revenues	6,024					6,024

Cost of revenues:
Software licenses	152	(37)				115
Services	2,493		(24)			2,469
Maintenance	219		(1)			218

Total cost of revenues	2,864	(37)	(25)			2,802

Gross profit	3,160	37	25			3,222

Operating expenses:
Research and development	1,279		(23)			1,256
Sales and marketing	2,382		(63)			2,319
General and administrative	1,288		(129)			1,159

Total operating expenses	4,949		(215)			4,734

Operating loss	(1,789)	37	240			(1,512)
Financial income, net	378					378

Pretax loss	(1,411)	37	240			(1,134)
Tax (expense) benefit	213				(226)	(13)
Loss from continuing operations	(1,198)	37	240		(226)	(1,147)
Loss from discontinued operations, net of taxes	(399)			399		-

Net loss	$(1,597)	$37	$240	$399	$(226)	$(1,147)

Basic and diluted net loss per share
Continuing operations	$(0.06)					$(0.06)
Discontinued operations	$(0.02)					$-
Total	$(0.08)					$(0.06)

Weighted average number of shares used in computing basic and diluted net loss per share	20,635,013					20,635,013

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2008	2007
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (a)	$18,917	$5,960
Marketable securities (a)	7,861	10,869
Trade receivables, net	3,175	3,613
Assets of discontinued operations	53	7,752
Other current assets	1,883	1,736

Total current assets	31,889	29,930

LONG-TERM INVESTMENTS:
Marketable securities (a)	26,963	16,995
Restricted cash held by trustee	2,619	-
Severance pay fund	887	970

Total long-term investments	30,469	17,965

PROPERTY AND EQUIPMENT, NET	1,246	992

OTHER ASSETS, NET:
Other intangibles, net	44	118
Goodwill	3,096	3,096

Total other assets, net	3,140	3,214

Total assets	$66,744	$52,101

(a) Total Cash and Investments	$53,741	$33,824

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,368	$1,167
Deferred revenues	1,441	1,893
Accrued expenses and other liabilities	3,300	3,308
Liabilities of discontinued operations	1,167	4,246

Total current liabilities	7,276	10,614

LONG-TERM LIABILITIES:
Deferred revenues	-	61
Accrued severance pay	1,510	1,522

Total long-term liabilities	1,510	1,583

SHAREHOLDERS' EQUITY:
Share capital	60	59
Additional paid-in capital	74,477	73,393
Treasury shares	(1,446)	-
Accumulated other comprehensive profit	379	418
Accumulated deficit	(15,512)	(33,966)

Total shareholders' equity	57,958	39,904

Total liabilities and shareholders' equity	$66,744	$52,101

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,	Three months ended June 30,
	2008	2008
	Unaudited
Cash flows from operating activities:

Net Income (Loss)	18,454	(1,597)
Less: Net loss (income) from discontinued operations net of taxes	(20,173)	399

Net loss from continuing operations	(1,719)	(1,198)

Adjustments required to reconcile net loss from continuing operations to net cash provided by (used in) operating activities from continuing operations:
Depreciation and amortization	311	164
Stock-based compensation related to options granted to employees and directors	491	240
Stock-based compensation expenses related to options granted to non-employees	5	2
Accrued interest and amortization of premium on marketable securities	(123)	(204)
Gain (loss) from sales of marketable securities	(97)	8
Increase in accrued severance pay, net	71	14
Decrease in trade receivables, net	438	1,876
Decrease (increase) in other current assets	(174)	409
Increase in trade payables	201	168
Decrease in deferred revenues	(513)	(1,325)
Decrease in accrued expenses and other liabilities	(8)	(103)

Net cash provided by (used in) operating activities from continuing operations	(1,117)	51

Net cash provided by (used in) operating activities from discontinued operations	70	(302)

Net cash provided by operating activities	(1,047)	(251)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(25,416)	(6,390)
Proceeds from sale and redemption of available-for-sale marketable securities	18,663	2,864

Purchase of property and equipment	(491)	(234)

Net cash used in investing activities from continuing operations	(7,244)	(3,760)

Proceeds from sale of discontinued operations, net	22,105	-

Net cash provided by (used in) investing activities	14,861	(3,760)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,	Three months ended June 30,
	2008	2008
	Unaudited
Cash flows from financing activities:

Purchase of treasury shares	(1,446)	(1,446)
Proceeds from exercise of stock options	589	482

Net cash used in financing activities from continuing operations	(857)	(964)

Increase (decrease) in cash and cash equivalents	12,957	(4,975)
Cash and cash equivalents at the beginning of the period	5,960	23,892

Cash and cash equivalents at the end of the period	18,917	18,917

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
Hayden Communications
Peter Seltzberg, 646-415-8972
peter@haydenir.com